On August 29, 2000, the LKCM International Fund will have a special meeting of shareholders and those shareholders will be asked to approve a new policy that has been unanimously recommended by the Trustees of the Fund. This policy will allow the LKCM International Fund to adopt a 'master-feeder structure' under which it would be a 'feeder' fund that invests all of its investable assets into a separate 'master' mutual fund that performs portfolio management, fund accounting and custodial functions.

If the new policy is approved, LKCM International Fund intends to invest in a new master fund that is advised by TT International Investment Management, the current subadviser for the LKCM International Fund. At least one other mutual fund will invest in this new master fund and it is expected that the pooling of that fund's assets with the LKCM International Fund's assets will result in a lower expense ratio for the LKCM International Fund.